Exhibit 2

Exus Global Announces Management Expectations On Second Quarter

Investments Grew by 52% to $827,597

Company Adds Two Highly Promising Companies to Portfolio Holdings

NEW YORK, July 30, 2004 Exus Global. Inc. (OTCBB:EXGO) a Business Development Company (BDC) announced today proforma results for June 30, 2004. Investments in portfolio companies increased to $827,597 from $545,720, from the quarter ended March 31, 2004, representing an increase of 52%. Liabilities were reduced by 23% for the period. As of June 30, 2004 total common shares outstanding were 49,851,816 with an net asset value increase expectation of .11 per share. Management expects to release second quarter 2004 results by mid August.

Exus continues to execute its business model and strategic growth initiatives by investing in small public and/or privately held companies that demonstrate promising high growth potential through funding and alliances.  As of this date Exus has a total of six portfolio companies, with Food products International, Inc and GoIP Global, Inc being the newest additions in the month of July 2004.

"We at Exus continue to invest in companies that can potentially garner substantial value for our shareholders and increase awareness of our expertise in funding, building and bringing companies' products and services to market.  The Company's election as a BDC is an ideal platform from which we can continue to utilize our resources to spearhead the activities of smaller companies who hold significant potential but lack the initial resources to propel their growth.  Exus is certainly positioned for prosperity," stated, Ike Sutton, Chief Executive Officer.

Exus Global-Portfolio Companies

E Education Network, Inc. (EEN), provides distance education both in the United States and internationally, with a special focus on underserved communities. Through a proprietary Smart EducationCard™, EEN delivers educational contents and learning modules, particularly in fields with practical value or professional practices beneficial to residents of these served areas. Exus holds 20% interest in the Company. Recently E Education Network, Inc has entered into an agreement with Discovery Tel, Inc.- www.discoverytel.com- to manage the Company's online education business which is focused on emerging markets. For information see www.edun.net. For the latest news see www.exusglobal.com/nes.asp.

Maxplanet Corp. /Wireless Ink. (Wl) Maxplanet has been an Internet portal and multimedia company since the late 90s and is currently listed on the Pink Sheets under ticker symbol "MXNT". In April, Maxplanet Corp. announced the acquisition of Wireless Ink, LLC and anticipates the closing in August 2004. Wireless Ink enables a new form of media where the masses can engage in mobile virtual communities for wireless service carriers, content publishers, and other organizations and enterprises.  By providing the most complete mobile website publishing platform available today, Wireless Ink allows users to create, maintain end update mobile websites within minutes and view them on their mobile phones, PDAs or ether mobile devices. During the current product development and testing phase, the company hosts approximately 4,000 mobile web sites. Reiter's Wireless Data Web Log reported on February 12th, 2004 that WlNK site is "fast to use", offers easy-to-read screens" and has "interesting features". More information is available at http://wirelessink.com and http://winksite.com. Exus holds 24 Million shares or 53% of the company prior to the acquisition.

AGI Partners. Ltd. (AGl), 100% owned by Exus, provides consulting services, back office and bridge loans to portfolio companies. AGI staff assists portfolio companies in marketing and investor relations strategies and contacts.

Nevada Holding Group, Inc. (NVHG) Pink Sheet company. Exus is a holder of 3,000,000 shares. AGI Partners, Ltd is currently assisting management in structuring an acquisition and creating an active company. AGI is helping NVHG with back office support, SEC reporting, company restructuring and locating strategic targets.

Food Products International, Inc (FPI) newly formed in July 2004, Exus has a 15% interest and management and licensees hold 85%. The company will distribute food products to grocery, drug and convenience chains. The company is entering into Licenses agreements for exclusive product distribution in the USA. The first licenses to be signed will be Energy Bar www.theenergybar.com, Nuciwafer www.nuciwafer.com and Carlitos Desserts www.carlitosdesserts.com.

GoIP Global, Inc. (GoIP) the newest investment for Exus Global, Inc. in July 2004. Exus has a 60% ownership in the Company. GoIP Global plans to provide individuals and businesses in emerging markets with satellite broadband internet connectivity and VOIP (Voice over Internet) services. Currently GoIP is in discussions with several infrastructure providers enabling GoIP to enter the market rapidly and generate revenues by the end of 2004.

About Exus Global, Inc.

Exus Global is a publicly traded (OTCBB: EXGO) Business Development Company (BDC) located in New York City. The company has initiated a strategy to create value for shareholders by investing in emerging companies that are positioned for strong industry growth or that have business models with strong cash how potential. In addition to initial financing, Exus provides its portfolio companies with a variety of services including managerial and administrative assistance, back office support pre-IPO and public listing planning, public relations and investor relations, marketing and feasibility studies and identification of strategic or financial partners. For more information see http://wwwExusglobal.com.

The preceding includes forward-looking statements which involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Forward-looking statements above are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially due to a variety of factors, including, without limitation, competition, intellectual property rights, litigation, needs of liquidity, and other risks detailed from time to time in the company's reports filed with the SEC.

SOURCE: Exus Global, Inc.

                          CONTACT: Exus Global, Inc.

                          Raluca Varabiev, 212-838-4383

                          ir@exusglobal.com